TOWER ONE WIRELESS CORP.
600 – 535 Howe Street
Vancouver, B.C., V6C 2Z4

TOWER ONE ANNOUNCES ISSUANCE OF SHARES PURSUANT TO SETTLEMENT AGREEMENT

April 30, 2020 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE:TO)(OTCQB: TOWTF)(Frankfurt: 1P3N) (“Tower One” or the “Company”) announces the issuance of 714,286 common shares of the Company at a deemed price of $0.07 per share to and KW Capital Partners Ltd. pursuant to a Settlement and Release Agreement with Plazacorp Investments Limited and KW Capital Partners Ltd. (together, the “Creditors”) dated May 16, 2019, as amended (the “Settlement Agreement”).

The Settlement Agreement was entered into to address certain outstanding obligations of the Company relating to secured convertible debentures and warrants issued to the Creditors on June 12, 2018, as amended.

The shares are subject to a restricted period of four months and one day.

About Tower One Wireless Corp.

Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure in Latin America. The Company leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry, whereby a long-term lease is secured with a tenant prior to building a tower.  The Company operates in the three largest Spanish speaking countries in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million people.

ON BEHALF OF THE BOARD

"ALEJANDRO OCHOA"

Pres, Chief Executive Officer,
Chief Executive Officer and Director

Contact Information

Tower One Wireless Corp.
Corporate Communications
USA   +1 (917) 546-3016
E-mail: info@toweronewireless.com
Website: www.toweronewireless.com

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